(d)(2)(E)(ix)

AMENDED SCHEDULE B

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Fidelity Management & Research Company (“Portfolio Manager”) to the following Series of ING Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the combined average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

Series	Rate
ING FMRSM Diversified Mid Cap Portfolio	0.40% on first $250 million; and 0.35% thereafter